FOR IMMEDIATE RELEASE

Elan and Boehringer Ingelheim Announce Development and Manufacturing Agreement for Elan’s Antibody-Based Therapeutics Pipeline

Dublin, Ireland and Ingelheim, Germany, 9 February 2011 – Elan plc (NYSE: ELN) and Boehringer Ingelheim today announced that they have entered into a global technical development and manufacturing agreement for antibody-based therapeutics.

Under the terms of the agreement, Boehringer Ingelheim will perform the technical development, clinical manufacturing and all related regulatory filing support services for antibodies discovered by Elan. Elan will lead the discovery science, preclinical activities, clinical development and commercialization of such antibodies.

Dr. Johannes Roebers, Senior Vice President and Head of Biologic Strategy, Planning and Operations at Elan, said, “We are excited to collaborate with Boehringer Ingelheim, a highly regarded and world-class leader in biological technical development and manufacturing.  The agreement enables Elan to focus resources on discovery and the clinical progression of our science while leveraging Boehringer Ingelheim’s process development and production capabilities.”

Simon Sturge, Corporate Senior Vice President of the Biopharmaceuticals Division at Boehringer Ingelheim, said, “The combination of Elan’s successful track record in the discovery and clinical development of antibody-based therapeutics with our proven expertise in technical development and manufacturing and in particular our BI HEX® platform, will be an optimal fit. This is a first step in our new strategy engaging our technology platforms at a very early stage in product development. We look forward to working with the team at Elan.”

Dr. Dale Schenk, Executive Vice President and Chief Scientific Officer at Elan, said, “ This collaboration with Boehringer Ingelheim is highly compelling as it leverages our respective capabilities and provides the opportunity to create significant value for Elan. This business model will enable us to rapidly accelerate the advancement of our next generation antibody programs. These programs are broad in scope and are innovative across technology, targets and possible disease application.”

About Elan
Elan Corporation, plc is a neuroscience-based biotechnology company committed to making a difference in the lives of patients and their families by dedicating itself to bringing innovations in science to fill significant unmet medical needs that continue to exist around the world. Elan shares trade on the New York and Irish Stock Exchanges. For additional information about the Company, please visit www.elan.com.

About Boehringer Ingelheim
The Boehringer Ingelheim group is one of the world’s 20 leading pharmaceutical companies. Headquartered in Ingelheim, Germany, it operates globally with 142 affiliates in 50 countries and more than 41,500 employees. Since it was founded in 1885, the family-owned company has been committed for 125 years to researching, developing, manufacturing and marketing novel products of high therapeutic value for human and veterinary medicine.

In 2009, Boehringer Ingelheim posted net sales of 12.7 billion euro while spending 21% of net sales in its largest business segment Prescription Medicines on research and development.

For more information please visit www.boehringer-ingelheim.com

Today, Boehringer Ingelheim is one of the world’s leading companies for contract development and manufacture of biopharmaceuticals. All types of services from mammalian cell line or microbial strain development to final drug production can be delivered within a one-stop-shop concept. Boehringer Ingelheim delivers services for pre-clinical development up to global market supply with a strong commitment to its customers at its manufacturing facilities for mammalian cell culture and microbial fermentation. Boehringer Ingelheim has brought 18 molecules to market and has many years of experience in multiple molecule classes such as monoclonal antibodies, recombinant proteins, interferons, enzymes, fusion molecules and plasmid DNA. Furthermore, high-titer platform technologies for new antibody mimetic formats such as scaffold proteins and antibody fragments are available for the manufacture of customer products.

Contact us:
bio-cmo@boehringer-ingelheim.com
www.biopharma-cmo.com

Elan:

Investor Relations:	Media Relations:
Chris Burns Ph: 800-252-3526 David Marshall Ph: 353-1-709-4444	Niamh Lyons Ph: 353-1-663-3600 US Media Relations Ph: 866-964-8256

Boehringer Ingelheim:
Corporate Communications
Media + PR
Heidrun Thoma
55216 Ingelheim/Germany
+49 6132 77 3966
E-mail: press@boehringer-ingelheim.com
Twitter: www.twitter.com/boehringer